

December 27, 2013

Via E-mail
Mr. Yuan Huang
Chief Financial Officer
Joway Health Industries Group Inc.
No. 19, Baowang Road
Baodi Economic Development Zone
Tianjin, PRC 301800

Re: Joway Health Industries Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 333-108715

Dear Mr. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 19
Risks Relating to Conducting Business in the PRC, page 23

1.   As you disclose various restrictions relating to the conversion of currencies and distribution of dividends in China, please tell us what consideration you have given to including "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page32

General

2.   Please revise MD&A in future filings to clearly disclose and discuss the risks and uncertainties surrounding management's ability to consolidate Tianjin Joway Shengshi Group Co., Ltd. via contractual arrangements. Please clearly describe and discuss the cash flows generated from these arrangements, including their form (e.g., consulting fees) and address any restrictions as the cash flows move through your subsidiaries to your parent company.

Liquidity and Capital Resources, page 36

General

3.   We refer to your risk factor on page 26, "*Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC Operating Entities to obtain financing,*" as well as the government regulations on dividend distribution page 25, please expand your liquidity disclosures in future filings to quantify and discuss the restrictions on the ability of your VIE to make dividend payments to you and/or to transfer funds outside of China.

Critical Accounting Policies – Basis of Consolidation, page 39

4.   Please expand your disclosure in future filings to provide a comprehensive discussion of management's judgments regarding why your contractual arrangements allow you to consolidate Tianjin Joway Shengshi Group Co., Ltd. despite the apparent control prohibitions under the laws of the PRC.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief